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6-10-2003

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 2 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Financial Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 N.Sam Houston Pkwy E., Suite 500
(No. and Street)

Houston	Texas	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Forrester 281-847-8422
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

700 Louisiana	Houston	Texas	77002
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 2 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Securities of America, Inc., as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

President

Title



Notary Public


CATHY YOUNG
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires May 23, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Table of Contents



700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
First Financial Securities of America, Inc.:

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Securities of America, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

March 21, 2003



FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents	$	260,802	378,848
Commissions receivable		146,998	90,078
Prepaid expenses		44,139	15,672
Furniture and equipment, at cost, net of accumulated depreciation of $5,413 and $7,683 in 2002 and 2001, respectively		1,518	3,385
Deferred tax asset		380	—
	$	453,837	487,983
Liabilities and Shareholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	34,054	94,287
Accounts payable, related parties		210,309	212,263
Income tax payable		29,539	24,050
Total liabilities		273,902	330,600
Shareholder's equity:			
Class A common stock, no par value. Authorized, issued, and outstanding 375,000 shares		1,000	1,000
Additional paid-in capital		11,000	11,000
Retained earnings		167,935	145,383
Total shareholder's equity		179,935	157,383
	$	453,837	487,983

See accompanying notes to financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Statements of Income

Years ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commission revenue	$ 1,410,680	1,488,745
Expenses:		
Sales commissions	488,355	762,761
Service fee	480,000	210,000
Marketing expense allocation	164,813	160,900
Salaries	86,732	87,759
Insurance	43,803	33,658
Licenses and fees	35,486	40,740
Other benefits	25,537	17,989
Accounting	21,500	6,000
Rent	13,920	3,045
Telephone	7,358	4,371
Other operating expenses	5,598	6,324
Postage and shipping	5,357	1,838
Depreciation	1,866	2,482
Printing and graphics	1,390	1,112
Equipment leasing	1,093	4,790
Auto expense	210	32,250
Total expenses	1,383,018	1,376,019
Net income before income taxes	27,661	112,726
Provision for income taxes	5,109	39,454
Net income	$ 22,552	73,272

See accompanying notes to financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Statements of Changes in Shareholder's Equity

Years ended December 31, 2002 and 2001

		Class A common stock	Additional paid-in capital	Retained earnings	Total shareholder's equity
Balance, December 31, 2000	$	1,000	11,000	72,111	84,111
Net income		—	—	73,272	73,272
Balance, December 31, 2001		1,000	11,000	145,383	157,383
Net income		—	—	22,552	22,552
Balance, December 31, 2002	$	1,000	11,000	167,935	179,935

See accompanying notes to financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income	$	22,552	73,272
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation		1,866	2,482
Deferred tax benefit		(380)	—
Changes in:			
Commissions receivable		(56,920)	(28,593)
Prepaid expenses		(28,466)	28,856
Accounts payable and accrued expenses		(60,233)	59,074
Accounts payable, related party		(1,954)	186,244
Income tax payable		5,489	24,050
Net cash (used in) provided by operating activities		(118,046)	345,385
Cash flows from investing activities:			
Equipment purchase		—	(4,075)
Net cash used in investing activities		—	(4,075)
Net (decrease) increase in cash and cash equivalents		(118,046)	341,310
Cash and cash equivalents at beginning of year		378,848	37,538
Cash and cash equivalents at end of year	$	260,802	378,848

See accompanying notes to financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of Business

First Financial Securities of America, Inc., the Company, a wholly owned subsidiary of American Fidelity Assurance Company (the Parent), located in Houston, Texas, is a private investment banking firm and fully disclosed Securities Broker-Dealer. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's business is primarily the sale of variable annuity products to employees of school districts which are marketed through First Financial Corporation, Inc. (FFC), a company associated with its former parent which shares certain common management. For the years ended December 31, 2002 and 2001, FFS received approximately 81% and 83% of its revenue, respectively, from two insurance carriers.

(2) Summary of Significant Accounting Policies

(a) Revenue Recognition

Revenue consisting of commissions earned is generally recognized upon receipt of commissions from the sponsors of the variable annuity products.

(b) Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

(c) Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over three to five years on a straight-line basis.

(d) Income Taxes

In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between financial statement and income tax reporting purposes. The Company files a consolidated federal tax return with American Fidelity Corporation, its ultimate Parent, based on a tax allocation agreement effective May 30, 2000. The Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(f) Reclassifications

Certain prior year amounts have been reclassified to conform with the presentation for the current year. Such reclassifications had no impact on net income and shareholders' equity as previously reported.

(3) Deposit with Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $10,000 as of December 31, 2002 be maintained by the Company and is included in the cash and cash equivalents balance.

(4) Income Taxes

There is no difference in federal income tax expense allocated from the parent company at the statutory rate with income taxes recorded in the statements of income for the year ended December 31, 2001. For the year ended December 31, 2002, the difference between expected income tax of $9,681, based on the statutory tax rate of 35%, and the actual provision is due primarily to the return to accrual adjustment for the 2001 return of approximately $4,200. Deferred tax benefit of $380 in 2002 relates to tax depreciation in excess of book depreciation.

(5) Related Party Transactions

As of December 31, 2002 and 2001, the Company had accounts payable of $210,117 and $212,263 to FFC and $192 and $0 to FFA, respectively. The accounts bear no interest, are payable upon demand, and represent allocations of general operating costs.

At December 31, 2002 and 2001, the Company has an expense allocation agreement in place with FFC for which FFS reimburses FFC for certain operating expenses incurred, including a management fee of $10,000 per month, which is included in service fee in the accompanying statements of income. In addition, FFS is charged 85% of all expenses incurred by FFC's Database Marketing Division.

Effective October 1, 2001, the Company also has an expense allocation agreement in place with First Financial Administrators, Inc. (FFA), a third party administrator that performs administrative services related to data processing of securities transactions. FFS reimburses FFA $30,000 a month for these administrative services, which is also included in service fee in the accompanying statements of income.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2002, the Company had net capital excess of $83,898 and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.1 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

(Continued)

(7) Exemption from Rule 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(8) Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2002 and 2001. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

Net capital:		
Total shareholder's equity per the accompanying financial statements	$	179,935
Nonallowable assets:		
Property and equipment		1,518
Deferred tax asset		380
Prepaid expenses		44,139
Total nonallowable assets		46,037
Net capital before haircuts on security positions		133,898
Haircuts on security positions		—
Net capital		133,898
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)		50,000
Excess net capital	$	83,898
Aggregate indebtedness	$	273,902
Ratio of aggregate indebtedness to net capital		2.1 to 1

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 23, 2003 as follows:

		Net capital	Aggregate indebtedness
Per FOCUS report	$	95,528	312,264
Post closing adjustments:			
Reduce (increase) commission expense and accrued expenses		43,851	(43,851)
Reduce (increase) other expense items and items payable		(5,481)	5,489
Per above	$	133,898	273,902

See accompanying independent auditors' report.



700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

The Board of Directors
First Financial Securities of America, Inc.:

In planning and performing our audits of the financial statements and supplemental schedule of First Financial Securities of America, Inc. (the Company) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

March 21, 2003